                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of November, 2001
                                         --------------
                                  AMVESCAP PLC
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  NOTIFICATION OF INTERESTS OF DIRECTORS AND
                                ------------------------------------------
                                CONNECTED PERSONS
                                -----------------

AMVESCAP PLC
043476
IMMEDIATE RELEASE   13 NOVEMBER 2001
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3552



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)        Name of company                        AMVESCAP PLC

2)        Name of director                       ROBERT GRAHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

          NOTIFICATION IS IN RESPECT OF THE DIRECTOR NAME IN 2 ABOVE.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

                                        -

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

                                   AS 3 ABOVE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/ non discretionary

                                 GIFT TO CHARITY

7)        Number of shares/amount of stock           -
          acquired

8)        Percentage of issued class                 -%

9)        Number of shares/amount of                40,000
          Stock disposed

10)       Percentage of issues class                0.005%

11)       Class of security                         ORDINARY SHARES

12)       Price per share                           N/A

13)       Date of transaction                       13 NOVEMBER 2001

14)       Date company informed                     13 NOVEMBER 2001

15)       Total holding following this notification

                                   30,545,221

16)       Total percentage holding of issued class following this notification

                                     3.902%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17)       Date of grant                 -

18)       Period during which or date on which exercisable

                                        -

19)       Total amount paid (if any) for grant of the option

                                        -

20)       Description of shares or debentures involved: class, number

                                        -

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise.

                                        -

22) Total number of shares or debentures over which options held following this notification.

                                        -

23)       Any additional information

                                        -

24)       Name of contact and telephone number for queries

          ANGELA TULLY
          020 7454 3652

25) Name and signature of authorised company official responsible for making this notification.

          ANGELA TULLY
          AMVESCAP PLC
          ASSISTANT COMPANY SECRETARY

          Date of Notification     13 NOVEMBER 2001

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  13 November, 2001                    By  /s/ ANGELA TULLY
      -----------------                        ---------------------
                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary